Computershare

82-2147

Investor Services

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

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03037808

SEC MAIL PROCESSING
RECEIVED
DEC - 1 2003
WASH., D.C. 156 SECTION

SUPPL

November 27, 2003

To: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
The Toronto Stock Exchange
The Nasdaq Stock Market
U.S. securities & Exchange Commission

Dear Sirs:

Subject: Cedara Software Corp.

We confirm that the following English material was sent by pre-paid mail on November 27, 2003, to the registered shareholders of Common shares of the subject Corporation:

1. Management Discussion and Analysis & Financial Statements - First Quarter Fiscal Year 2004
2. News Release

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this confirmation to you in our capacity as agent for the subject Corporation.

Yours truly,
Computershare Trust Company of Canada

(Signed)
Charmaine Mullings
Assistant Account Manager
Stock Transfer Services
(416) 263-9522
(416) 981-9800 Fax

c.c. Cedara Software Corp.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

dlw 12/4

CEDARA
Software with Vision

Management Discussion and Analysis

&

Financial Statements

First Quarter Fiscal Year 2004

www.cedara.com

MANAGEMENT DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company's unaudited Consolidated Interim Financial Statements and the notes thereto for the three months ended September 30, 2003 and the Management Discussion and Analysis and audited Consolidated Financial Statements for the year ended June 30, 2003. All financial information is presented in Canadian dollars unless otherwise noted.

OVERVIEW OF THE COMPANY

The Company is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. The Company is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company develops and markets software for all major digital modalities and currently uses a business-to-business model to market its products and technology through Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs").

The Company generates revenue in three ways:

- by developing and licensing its software technology and products;
- through development of custom software for healthcare equipment manufacturers; and
- through service and support provided to its customers.

Principal Products and Services

The Company believes it has the most diverse product and service offering of any independent provider of medical imaging software. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images, the sharing and archiving of images; sophisticated tools to analyze and manipulate images, and the use of imaging in surgery. The Company is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography ("CT"), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging ("MRI"), nuclear medicine, positron emission tomography ("PET"), and ultrasound. Cedara software is deployed in hospitals and clinics worldwide - approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System ("PACS") workstations have been licensed to date.

To accurately assess a patient's condition, it is often necessary to create a view into the human body. This was initially achieved with the familiar X-ray machine. Over the past 30 years, more refined views were made possible due to more advanced medical equipment such as CT scanners, MRIs, ultrasound imagers, digital X-ray and nuclear medicine imagers.

In a clinical environment, medical images are created, viewed, used to diagnose illnesses, stored, communicated and used in the treatment of diseases. Each modality uses differing technology to acquire images and has unique needs in viewing images, diagnosing illnesses with images, as well as in treating diseases with the aid of images. The Company has developed a number of advanced technologies, products and services that are utilized in all of these areas.

FIRST QUARTER FISCAL 2004 BUSINESS HIGHLIGHTS

Significant events and actions taken in the first quarter of fiscal 2004 include:

- On September 2, 2003 the Company unveiled Cedara® I-Reach™ v3.0, its new breakthrough medical image viewer for healthcare professionals who want full PACS functionality over the Internet and enables hospitals and clinics to acquire, distribute and archive medical images and diagnostic reports across the Internet. Cedara® I-Reach™ v3.0 provides a major step forward for hospitals seeking a fully web-based PACS implementation.

- On September 22, 2003, the Company announced that it signed an agreement with Philips Medical Systems ("Philips"), to supply certain of its medical imaging technologies and related support services for application by Philips in its magnetic resonance systems. The agreement is valued at a minimum of $4.2 million in the Company's current fiscal year. There is the potential for some follow-on business at Philips' option.

- During the quarter, Analogic increased the letter of credit that fully guarantees the Company's bank line by $2.0 million, which increases the Company's available borrowing capacity under the current operating line to $14.0 million. Analogic also agreed to extend the term of the letter of credit to December 20, 2004. Subsequent to September 30, 2003, the bank renewed the current operating line of $14.0 million to October 31, 2004.

Significant events and actions subsequent to quarter end:

- On October 14, 2003, the Company announced a distribution agreement with Shanghai Medical Equipment Works ("SMEW"), one of the largest medical equipment companies in China. This agreement allows Cedara to broaden distribution of its popular I-Acquire/DR™ acquisition console software, I-SoftView™ diagnostic review workstation, and I-Store™ image and distribution archive into SMEW's network of more than 5,000 hospitals.

- On October 22, 2003, the Company announced the unveiling of Cedara® I-Acquire/FD™, its new film scanning console application. The new software allows hospitals and clinics to convert their vast libraries of film into digital format. By digitizing film, hospitals and clinics can eliminate the ongoing costs of maintaining these film libraries.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the unaudited Consolidated Interim Financial Statements and Notes, and this Management Discussion and Analysis, constitute forward-looking statements. When used in these documents, the words, "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. In particular, statements relating to the Company's expectations concerning its licensed software products and relating to the sufficiency of capital to meet working capital and capital expenditure requirements are forward-looking statements. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

- Adverse consequences of financial leverage,
- Ability to service debt,
- Fluctuations in quarterly financial results,
- Exchange rate fluctuations,
- Continued acceptance of Cedara's products,
- Intense competition,
- Rapid technological change,
- Dependence on key customers,
- Dependence on key personnel,
- Dependence on intellectual property rights,
- Regulatory clearances and approvals for new products,
- Risks relating to product defects and product liability,
- Risks related to international operations,

and other risks detailed from time to time in other continuous disclosure filings of the Company. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

RESULTS OF OPERATIONS

For the three months ended September 30, 2003 ("Q1 fiscal 2004"), the Company recorded net income of $1.7 million or $0.07 per share ($0.06 per share on a diluted basis) compared to a net loss of $4.0 million or $0.17 per share in the three month period ended September 30, 2002 ("Q1 fiscal 2003"). The increase in net income was primarily a result of increases in revenue of $3.8 million and savings of $1.4 million in operating expenses in Q1 fiscal 2004, compared to the same period in the prior year.

RESULTS OF CONTINUING OPERATIONS

For the three months ended September 30, 2003, revenue was $10.1 million compared to $6.3 million in Q1 of fiscal 2003, an increase of 60%. The net income from operations for Q1 fiscal 2004 was $1.6 million or $0.07 per share compared to a net loss of $4.0 million or $0.17 per share in the same period in the prior year.

Revenue by Product Category

	2004	% of Total	2003	% of Total	Variance Increase/(Decrease) $	Variance Increase/(Decrease) %
Software licenses	**6.2**	61%	**1.7**	27%	4.5	264%
Engineering services	**3.0**	30%	**3.7**	58%	(0.7)	(18%)
Services and other	**0.9**	9%	**0.9**	15%	–	–
Total	**$10.1**	100%	**$6.3**	100%	$3.8	60%

Revenue during the first quarter ("Q1") of fiscal 2004 was higher than revenue in the same period last year by $3.8 million or 60%. Revenues have increased due to the technology agreement signed with Philips and an increase in license sales during the quarter. License revenues in Q1 of fiscal 2003 were adversely affected by higher-than-normal channel inventory of licenses.

Engineering services revenue was $0.7 million lower in Q1 fiscal 2004 as compared to Q1 of fiscal 2003. Revenue from engineering services varies by the number of active contracts and the individual characteristics of each contract, including contract life cycle. In Q1 of fiscal 2004, nine active engineering services contracts generated revenue of $3.0 million, three of which were new contracts that were not active in the same period last year. In Q1 of fiscal 2003, 10 active contracts produced revenue of $3.7 million.

Services and other revenue remained unchanged at $0.9 million. Higher service and support revenue resulting from increased software licenses installed base was offset by lower hardware system sales.

Revenue by Geographic Region

	2004	% of Total	2003	% of Total	Variance Increase/(Decrease) $	Variance Increase/(Decrease) %
Asia	**2.6**	26%	**2.9**	47%	(0.3)	(10%)
United States	**2.7**	27%	**2.3**	36%	0.4	17%
Europe	**4.8**	47%	**1.1**	17%	3.7	336%
Total	**$10.1**	100%	**$6.3**	100%	$3.8	60%

Revenue from Europe increased, as a percent of total revenue, due primarily to the technology agreement signed with Philips. The increase in revenue from the United States represents increased license and service revenue and the decline in revenue from Asia was predominantly the result of lower revenue from licenses.

Gross Margin

As a result of the higher license revenue in Q1 fiscal 2004, the gross margin for the quarter was 77% of revenue compared with 54% in the same period last year. This increase is primarily attributable to higher license sales on which margins are considerably higher.

Operating Expenses

Total operating expenses for Q1 fiscal 2004 were lower by $1.4 million or 19% compared to the same period in the previous year. During fiscal 2003, the Company undertook significant cost reduction initiatives that resulted in severance charges, including $0.6 million of severance in Q1 of fiscal 2003.

Research and development costs were maintained at $2.3 million for the quarter and represents 23% of revenue in the quarter, as compared to 37% of revenue in the same period in the prior year.

Although sales and marketing costs declined only marginally in Q1 of fiscal 2004 compared to the same period in the previous year, the elimination of the sales and marketing management layer in mid fiscal 2003 allowed more resources to be utilized directly on sales and marketing efforts and less in management.

General and administrative costs declined 28% or $0.6 million, due mainly to the elimination of certain management positions in Q2 of fiscal 2003, the consolidation of operations into one facility and sublease of the Company's vacated premises. Cost control measures the Company implemented during fiscal 2003 have resulted in cost savings from outside suppliers, further reducing general and administrative costs in Q1 of fiscal 2004.

Other charges increased $0.3 million in Q1 of fiscal 2004 compared to the same period in the prior year as a result of an unfavorable swing of $0.4 million in realized and unrealized foreign exchange charges incurred in the current quarter. The foreign exchange losses in the quarter were partially offset by a decline in computer equipment lease costs of $0.1 million.

Intangible assets capitalized as part of the Company's acquisition of Dicomit were fully amortized by the end of Q4 of fiscal 2003, resulting in amortization of intangibles for Q1 of fiscal 2004 being $0.3 million less than in the same period in the previous year. Depreciation and amortization of capital assets declined $0.2 million, when compared to the same period in the previous year, due to certain capital assets becoming fully depreciated during the latter half of the previous fiscal year.

Interest expense remained unchanged at $0.3 million in Q1 of fiscal 2004 as compared to Q1 of fiscal 2003. Interest expense comprises mainly the interest charges associated with the Company's operating line and interest payable on the Company's convertible debentures.

RESULTS OF DISCONTINUED OPERATIONS

On June 29, 2001 the Board of Directors of the Company adopted a formal plan to dispose of its Surgical Navigation business segment, which included the disposal of its wholly-owned subsidiary Surgical Navigation Specialists Inc. ("SNS") and its subsidiaries. The liabilities of SNS have been settled and a final distribution to the creditors of SNS has been made by the court appointed receivers. As a result, the Surgical Navigation business segment is presented as discontinued operations in the consolidated financial statements.

During Q1 of fiscal 2004, the Company began providing services to the Carl Zeiss group of companies ("Zeiss") as partial settlement of the outstanding discontinued operations obligations. As a result, the Company recorded income of $53,000 from discontinued operations. The Company also paid the final three monthly payments to Zeiss under the cash portion of the obligation, leaving the remaining obligation to be paid through the rendering of services or the issuance of software licenses. Further details of the remaining obligation to Zeiss can be found in note 3 to the unaudited Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital position improved by $2.0 million from June 30, 2003 to September 30, 2003, primarily as a result of increased accounts receivable balances of $2.7 million. At the end of the first quarter of fiscal 2004, the Company had negative working capital of $9.9 million, which included bank indebtedness of $10.7 million.

During the quarter, Analogic increased the letter of credit that fully guarantees the Company's bank line by $2.0 million, which increases the Company's available borrowing capacity under the current operating line to $14.0 million. The letter of credit currently expires on December 20, 2004. Subsequent to September 30, 2003, the bank renewed the current operating line of $14.0 million to October 31, 2004. If, prior to October 31, 2004, the Company finds that it has significant excess borrowing capacity available under its operating line, it is anticipated that the parties will reduce the available bank line to $12.0 million.

For the three-month period ended September 30, 2003, continuing operations provided cash of $2.2 million before working capital changes. Working capital consumed $2.8 million of cash, requiring the net $0.6 million of operating cash flow shortfall to be financed by the Company's operating bank line.

The Company purchased capital assets totaling $0.2 million in the three months ended September 30, 2003, which comprised mainly computer equipment and related software.

In the same period in the prior year, the Company consumed $2.0 million of cash from operating activities, consisting of $3.4 million consumed in operations offset partially by $1.4 million provided through working capital. The Company purchased capital assets totaling $0.9 million in the three months ended September 30, 2002, that included leasehold improvements of $0.4 million associated with consolidating operations into one facility and a $0.5 million enterprise agreement with Microsoft, which enables the Company to upgrade existing software to the latest version of the Microsoft XP-family of products. The Microsoft agreement includes future releases of new software versions over a three-year period, and standardizing the Company's development environment on the latest Microsoft development platform.

As of September 30, 2003, the Company's principal sources of liquidity consist of the bank credit facility of $14.0 million, accounts receivable of $8.3 million and ongoing future operating cash flows. The Company will continue to seek other sources of financing to further strengthen its working capital position. Management believes the results of the above will provide sufficient operating cash flows to meet the Company's short-term cash requirements over the next twelve months.

The Company's cash requirements in the short-term relate to the ongoing funding of its operations and the servicing of its debt.

CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

	September 30, 2003 (Unaudited)	June 30, 2003
Assets		
Current assets:		
Accounts receivable	$ 8,293	$ 5,551
Inventory	479	472
Prepaid expenses and other assets	566	876
	9,338	6,899
Capital assets	2,438	2,568
Long-term investment	472	472
Goodwill	9,053	9,053
Intangible assets	520	542
Deferred development costs	223	335
	$ 22,044	$ 19,869
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Bank indebtedness (note 2)	$ 10,722	$ 9,493
Accounts payable and accrued liabilities	5,175	6,278
Deferred revenue	1,312	532
Current liabilities of discontinued operations (note 3)	2,043	2,460
	19,252	18,763
Convertible subordinated debentures	2,869	2,851
Non-current portion of provision for loss on sublease	90	108
Shareholders' equity (deficiency):		
Capital stock	106,328	106,328
Warrants	3,260	3,260
Deficit	(109,755)	(111,441)
	(167)	(1,853)
Commitments (notes 6 and 7)		
	$ 22,044	$ 19,869

See accompanying notes to unaudited consolidated financial statements.

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

	Three months ended September 30	
	2003	2002
	(Unaudited)	
Revenue	$ 10,103	$ 6,333
Direct costs	2,364	2,883
Gross margin	7,739	3,450
Expenses:		
Research and development	2,310	2,318
Sales and marketing	1,015	1,032
General and administration	1,554	2,146
Severance costs	21	577
Other charges	435	89
Amortization of intangible assets	56	428
Depreciation and amortization	449	620
	5,840	7,210
Income (loss) before interest expense	1,899	(3,760)
Interest expense, net	266	274
Income (loss) from continuing operations	1,633	(4,034)
Income from discontinued operations (note 3)	53	–
Net income (loss)	$ 1,686	$ (4,034)
Earnings (loss) per share from continuing operations (note 7):		
Basic	$ 0.07	$ (0.17)
Diluted	$ 0.06	$ (0.17)
Earnings (loss) per share (note 7):		
Basic	$ 0.07	$ (0.17)
Diluted	$ 0.06	$ (0.17)

See accompanying notes to unaudited consolidated financial statements

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Shareholders' Equity
(In thousands of Canadian dollars)

	Common shares		Warrants		Deficit	Total shareholders' equity (deficiency)
	Number	Amount	Number	Amount		
Balance, June 30, 2002	24,157,621	$ 106,328	605,636	$ 3,260	$ (98,129)	$ 11,459
Net loss for the period	–	–	–	–	(4,034)	(4,034)
Balance, September 30, 2002	24,157,621	$ 106,328	605,636	$ 3,260	$ (102,163)	$ 7,425
Balance, June 30, 2003	24,157,621	$ 106,328	605,636	$ 3,260	$ (111,441)	$ (1,853)
Net income for the period	–	–	–	–	1,686	1,686
Balance, September 30, 2003	24,157,621	$ 106,328	605,636	$ 3,260	$ (109,755)	$ (167)

See accompanying notes to unaudited consolidated financial statements

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	Three months ended September 30	
	2003	2002
Cash provided by (used in):		
Operating activities:		
Net income (loss) from continuing operations	$ 1,633	$ (4,034)
Items not involving cash:		
Depreciation and amortization	505	1,048
Accretion of interest on convertible subordinated debentures	18	16
Loss on disposal of capital assets	23	–
Other	27	(475)
	2,206	(3,445)
Change in non-cash operating working capital:		
Accounts receivable	(2,769)	311
Inventory	(7)	(265)
Prepaid expenses and other assets	310	106
Accounts payable and accrued liabilities	(1,121)	1,650
Deferred revenue	780	(398)
	(2,807)	1,404
	(601)	(2,041)
Investing activities:		
Decrease in restricted cash	–	63
Additions to intangible assets	(34)	(33)
Additions to capital assets	(231)	(928)
Proceeds on disposal of capital assets	1	–
	(264)	(898)
Financing activities:		
Increase in bank indebtedness (note 8)	1,229	3,278
	1,229	3,278
Change in cash and cash equivalents from continuing operations	364	339
Change in cash and cash equivalents from discontinued operations (note 3)	(364)	(339)
Cash and cash equivalents, beginning of period	–	–
Cash and cash equivalents, end of period	$ –	$ –
Supplemental cash flow information		
Cash paid for:		
Interest	$ 203	$ 219
Taxes	$ –	$ 9

See accompanying notes to unaudited consolidated financial statements

(In thousands of Canadian dollars, except per share and per option amounts)

1. Significant accounting policies:

The disclosures contained in these unaudited interim consolidated financial statements do not include all disclosures required under generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2003.

The unaudited interim consolidated financial statements are based upon accounting policies consistent with those used and described in the annual consolidated financial statements, except as herein noted.

In the opinion of management these unaudited interim consolidated financial statements include all adjustments, including normal recurring adjustments, necessary to present fairly the financial position of the Company as at September 30, 2003 and the results of its operations and its cash flows for the three months ended September 30, 2003 and 2002. Results for the three months ended September 30, 2003 are not necessarily indicative of the results to be expected for the entire year.

2. Bank indebtedness:

The Company has an operating line of credit of $14,000 bearing interest at prime plus ½%. The operating line is secured by a general security agreement granting a first security interest in all of the Company's present and after-acquired property to National Bank of Canada ("NBC"). Analogic Corporation ("Analogic") has guaranteed the operating line by way of a letter of credit issued to NBC. The letter of credit automatically renews each year unless the issuing bank is notified by Analogic at least 60 days prior to the December 20 expiry date of its intention to not extend the term of the letter of credit. Should NBC draw on the letter of credit issued by Analogic, NBC's security position will transfer to Analogic. The letter of credit currently expires on December 20, 2004. Subsequent to September 30, 2003, NBC renewed the current operating line of $14.0 million to October 31, 2004. If, prior to December 20, 2004, the Company finds that it has significant excess borrowing capacity available under its operating line, it is anticipated that the parties will reduce the available bank line to $12,000.

3. Discontinued operations:

The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company's discontinued operations:

Balance Sheet	September 30, 2003	June 30, 2003
Current liabilities	$ 2,043	$ 2,460
Net liabilities of discontinued operations	$ 2,043	$ 2,460

The liabilities of discontinued operations included the Company's obligation to pay in cash US$1,500 over 18 months commencing April 2002 and ending in September 2003, and for the Company to provide US$1,500 in value of software licenses and/or services to Carl Zeiss Inc. ("Zeiss") during the period December 10, 2001 to December 1, 2004. At September 30, 2003, the Company had fully paid out the liability of US$1,500 payable in cash. Included in current liabilities at September 30, 2003, is the remaining non-cash obligation to Zeiss of $1,955. The June 30, 2003 current liabilities included both cash and non-cash obligations to Zeiss totaling $2,358.

(In thousands of Canadian dollars, except per share and per option amounts)

Statement of Operations	Three months ended September 30 2003	2002
Revenue	$ –	$ –
Income (loss) from operations	–	–
Gain on disposition of discontinued operations	53	–
Income from discontinued operations	$ 53	$ –
Earnings (loss) per share from discontinued operations:		
Basic	$ –	$ –
Diluted	$ –	$ –

Statement of Cash Flows	Three months ended September 30 2003	2002
Operating activities	$ (364)	$ (339)
Financing activities	–	–
Investing activities	–	–
Cash used in discontinued operations	$ (364)	$ (339)

4. Segmented information and major customers:

The Company develops and markets diagnostic imaging, image management, and software products for integration with medical solutions offered by world leaders in the healthcare sector. The Company's products include 2D and 3D medical imaging software applications, components, platforms, and custom engineering solutions. The Company serves one industry segment, medical imaging and related information solutions.

All of the Company's revenues are exports as follows:

	Three months ended September 30 2003	2002
Asia	$ 2,574	$ 2,960
United States	2,768	2,310
Europe	4,761	1,063
	$ 10,103	$ 6,333

(In thousands of Canadian dollars, except per share and per option amounts)

The following are product and service revenues of the Company:

	Three months ended September 30	
	2003	2002
Software licenses	$ 6,171	$ 1,697
Engineering services	3,042	3,710
Services and other	890	926
	$ 10,103	$ 6,333

All of the assets of continuing operations are located in North America. Revenues to customers that individually generate more than 10% of revenue are as follows:

	Three months ended September 30	
	2003	2002
Customer A	43 %	16 %
Customer B	16 %	25 %
Customer C	11 %	11 %

5. Stock-based compensation:

The Company has a stock option plan, as disclosed in the consolidated financial statements for the year ended June 30, 2003. Options are granted at an exercise price equal to the quoted market value of the shares on the date of grant. The fair values of stock options are determined using a Black-Scholes options pricing model. The Company has elected not to recognize compensation cost when stock options are granted to employees and directors under its stock option plan.

The Company is required to provide pro-forma disclosure of the net income (loss) and earnings (loss) per share, as if the fair value-based method, as opposed to the intrinsic value based method of accounting for employee stock options, had been applied. The disclosures in the following table show the Company's net income (loss) and earnings (loss) per share on a pro-forma basis using the fair value method, on a straight-line basis, as determined by using a Black-Scholes option pricing model.

(In thousands of Canadian dollars, except per share and per option amounts)

	Three months ended September 30	
	2003	2002
Net income (loss) – as reported	$ 1,686	$ (4,034)
Estimated stock-based compensation costs for the period	(95)	(43)
Net income (loss) – pro-forma	$ 1,591	$ (4,077)
Pro-forma earnings (loss) per share:		
Basic	$ 0.07	$ (0.17)
Diluted	$ 0.06	$ (0.17)

The weighted average grant date fair value of options granted was calculated as follows using a Black-Scholes option pricing model with the following assumptions:

	Three months ended September 30	
	2003	2002
Number of options issued	–	1,470,806
Weighted average grant date fair value of each option	–	$ 0.674
Assumptions:		
Risk free interest rates	4.00%	4.50%
Average expected life in years	5	5
Expected dividend yield	–	–
Volatility	85%	75%

6. Warrants:

Effective October 1, 2000, the Company acquired from Zeiss its 20% minority interest in Surgical Navigation Specialists Inc. through the issuance of $3,000 of warrants exercisable into 363,636 common shares of the Company. The Company has provided price protection on the value of the warrants up to US$5.50 per share commencing August 1, 2003 to October 31, 2005 to a maximum value of US$2,000 though either the issuance of shares (subject to regulatory approval) or the payment of cash at the Company's option.

The price protection on the warrants is applicable in two tranches as follows: on the first 181,818 warrants from August 1, 2003 to October 31, 2005, on the next 181,818 warrants from August 1, 2004 to October 31, 2005.

(In thousands of Canadian dollars, except per share and per option amounts)

7. Earnings per share:

The weighted average number of common shares outstanding is as follows:

	Three months ended September 30	
	2003	2002
Weighted average number of common shares outstanding, for basic earnings per share	24,157,621	24,157,621
Incremental shares from assumed conversion of employee stock options	332,940	–
Incremental shares from assumed conversion of share purchase warrants	1,936,694	–
Weighted average number of common shares outstanding, for diluted earnings per share	26,427,255	24,157,621

For the purposes of calculating the weighted average number of shares outstanding, the Company has assumed that the price protection obligation on outstanding warrants is satisfied through the issuance of shares.

As a result of a net loss from continuing operations for the three month period ended September 30, 2002, 139,979 incremental shares from assumed conversion of employee stock options and 2,304,563 incremental shares from assumed conversion of share purchase warrants have not been included in the calculation of diluted loss per share, because to do so would have been anti-dilutive.

8. Cash flow:

The Company has presented bank indebtedness as a financing activity on the unaudited Consolidated Statement of Cash Flows for the three months ended September 30, 2003. The prior period amounts have been conformed to this presentation.

9. Comparative figures:

Certain prior period figures have been reclassified to conform to the current period's presentation.

CEDARA

NEWS RELEASE

Attention: Business/Financial Editors:

Cedara Software Announces Revenue Gain and Positive Earnings for First Quarter

November 6, 2003

TORONTO, CANADA – CEDARA SOFTWARE CORP. (TSX:CDE/OTCBB:CDSWF) today announced results for the first quarter ended September 30, 2003.

Revenue from continuing operations in the first quarter of fiscal 2004 was $10.1 million, an increase of 60% compared to $6.3 million in the first quarter of last year. Software license revenue was up by $4.5 million to $6.2 million. Gross margin of $7.7 million or 77% of revenue in the first quarter of fiscal 2004, compared to gross margin of $3.5 million or 54% of revenue for the first quarter of fiscal 2003, reflects the increase in high-margin software license revenues.

Operating expenses in the first quarter of fiscal 2004 declined by $1.4 million or 19% to $5.8 million compared to $7.2 million in the same period last year. The decline is due primarily to lower general and administrative expenses which were down by $0.6 million or 28%, and reduced severance costs which declined by $0.6 million.

The Company reported net income of $1.7 million for the first quarter of fiscal 2004, compared to a net loss of $4.0 million in the same quarter last year. Diluted earnings per share of $0.06 for the quarter ended September 30, 2003 compared to a diluted loss per share of $0.17 in the same period last year.

"I am pleased to start the new fiscal year by reporting a profitable quarter," said Abe Schwartz, Cedara's President and Chief Executive Officer. "We have made substantial progress over the past year in improving the fundamentals of the business. The results that were achieved this quarter are an early indication of this. We will continue to focus our attention on improving operational performance with a view to demonstrating sustained profitability throughout fiscal 2004", added Schwartz.

Conference Call Information

The Cedara Software Corp. first quarter fiscal 2004 conference call and web cast to discuss results and corporate strategy is scheduled for 10:00 am EST on Monday, November 10, 2003. The conference call can be accessed via audio web cast by visiting http://www.cedara.com/investors/teleconference_webcast.htm . Participants in the conference call are asked to **dial 416-695-5806 or 1-800-273-9672**, five to ten minutes prior to the November 10, 2003, 10:00 am start of the teleconference to participate in the call. This conference call will be recorded and will be available on instant replay at the end of the call, until midnight December 5, 2003. To listen to the replay, please dial **416-695-5800 or 1-800-408-3053**, and enter pass code **1492287**.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of technologies for many of the world's leading medical device and healthcare information technology companies. Cedara Software is deployed in hospitals and clinics worldwide – approximately 20,000 medical imaging systems and 4,600 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

Three pages of consolidated financial statements follow:

CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

	September 30, 2003 (Unaudited)	June 30, 2003
Assets		
Current assets:		
Accounts receivable	$ 8,293	$ 5,551
Inventory	479	472
Prepaid expenses and other assets	566	876
	9,338	6,899
Capital assets	2,438	2,568
Long-term investment	472	472
Goodwill	9,053	9,053
Intangible assets	520	542
Deferred development costs	223	335
	$ 22,044	$ 19,869
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Bank indebtedness	$ 10,722	$ 9,493
Accounts payable and accrued liabilities	5,175	6,278
Deferred revenue	1,312	532
Current liabilities of discontinued operations	2,043	2,460
	19,252	18,763
Convertible subordinated debentures	2,869	2,851
Non-current portion of provision for loss on sublease	90	108
Shareholders' equity (deficiency):		
Capital stock	106,328	106,328
Warrants	3,260	3,260
Deficit	(109,755)	(111,441)
	(167)	(1,853)
Commitments		
	$ 22,044	$ 19,869

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

	Three months ended September 30 2003	2002
Revenue	$ 10,103	$ 6,333
Direct costs	2,364	2,883
Gross margin	7,739	3,450
Expenses:		
Research and development	2,310	2,318
Sales and marketing	1,015	1,032
General and administration	1,554	2,146
Severance costs	21	577
Other charges	435	89
Amortization of intangible assets	56	428
Depreciation and amortization	449	620
	5,840	7,210
Income (loss) before interest expense	1,899	(3,760)
Interest expense, net	266	274
Income (loss) from continuing operations	1,633	(4,034)
Income from discontinued operations	53	–
Net income (loss)	$ 1,686	$ (4,034)
Earnings (loss) per share from continuing operations:		
Basic	$ 0.07	$ (0.17)
Diluted	$ 0.06	$ (0.17)
Earnings (loss) per share:		
Basic	$ 0.07	$ (0.17)
Diluted	$ 0.06	$ (0.17)
Weighted average number of shares outstanding – basic	24,157,621	24,157,621
Weighted average number of shares outstanding – diluted	26,427,255	24,157,621

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	Three months ended September 30	
	2003	2002
Cash provided by (used in):		
Operating activities:		
Net income (loss) from continuing operations	$ 1,633	$ (4,034)
Items not involving cash:		
Depreciation and amortization	505	1,048
Accretion of interest on convertible subordinated debentures	18	16
Loss on disposal of capital assets	23	–
Other	27	(475)
	2,206	(3,445)
Change in non-cash operating working capital:		
Accounts receivable	(2,769)	311
Inventory	(7)	(265)
Prepaid expenses and other assets	310	106
Accounts payable and accrued liabilities	(1,121)	1,650
Deferred revenue	780	(398)
	(2,807)	1,404
	(601)	(2,041)
Investing activities:		
Decrease in restricted cash	–	63
Additions to intangible assets	(34)	(33)
Additions to capital assets	(231)	(928)
Proceeds on disposal of capital assets	1	–
	(264)	(898)
Financing activities:		
Increase in bank indebtedness	1,229	3,278
	1,229	3,278
Change in cash and cash equivalents from continuing operations	364	339
Change in cash and cash equivalents from discontinued operations	(364)	(339)
Cash and cash equivalents, beginning of period	–	–
Cash and cash equivalents, end of period	$ –	$ –

For further information, please contact:

Fraser Sinclair, Chief Financial Officer and Corporate Secretary
Cedara Software Corp., (905) 672-2100, fraser.sinclair@cedara.com